Exhibit 99.1

ENTHUSIAST GAMING HOLDINGS INC.

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR DATED JUNE 16, 2022

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JULY 19, 2022

Dated July 12, 2022

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR

This supplement (the “Supplement”) modifies and supplements the Management Information Circular of Enthusiast Gaming Holdings Inc. (the “Company”) dated June 16, 2022 (the “Circular”). This Supplement shall form part of and be deemed to be included in the Circular. To the extent that any statement contained in this Supplement modifies, supplements or amends any statement contained in the Circular, such statement in the Circular shall be deemed to be so modified, supplemented or amended. Any capitalized terms used but not defined in this Supplement shall have the meaning ascribed to such terms in the Circular.

This Supplement is being filed on SEDAR to inform the Company’s shareholders of an important change to the business of the Meeting, particularly to the proposed number of directors to serve for the ensuing year and the individuals proposed to be elected to the Board. Specifically, with respect to the former, the Board proposes to set the number of directors at ten (10) and, with respect to the latter, Seth Adam Berger will no longer seek election at the Meeting as a director of the Company, and David Goldhill and Janny Lee have been added as Management Nominees. See “Election of the Board” below for the list of all Management Nominees.

Management and the Board intend to support the election of all ten (10) Management Nominees as directors of the Company.

Except as set forth in this Supplement, the Circular remains unchanged from the version distributed to shareholders and filed on SEDAR.

Updated Meeting Details

As the Circular and/or Instrument of Proxy confers discretionary authority in respect of amendments or variations to matters identified in the Instrument of Proxy, Circular and the Notice of Meeting, the management designees (or such other persons) appointed as proxyholder on the BLUE Instrument of Proxy or voting instruction form will rely on such discretionary authority to vote on these amendments and variations. The management designees will rely on such discretionary authority to vote “FOR” setting the number of directors for the ensuing year at ten (10) and “FOR” the election of the ten (10) Management Nominees.

SHAREHOLDERS DO NOT NEED TO TAKE ANY FURTHER ACTION IF THEY (1) HAVE ALREADY SUBMITTED A BLUE INSTRUMENT OF PROXY OR VOTING INSTRUCTION FORM AND (2) DO NOT OBJECT TO THE APPOINTED PROXYHOLDER VOTING ON THESE AMENDMENTS AND VARIATIONS.

A registered Shareholder who has already voted using a BLUE Instrument of Proxy but who does not wish to have their shares voted on such matters, as amended, as set forth above, may revoke their proxy at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at its head office at any time up to and including the last business day preceding the day of the Meeting, or (ii) to the chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting, or (iii) in any other manner provided by law. A later-dated BLUE form of proxy or voting instruction form will automatically revoke any and all previously submitted forms of proxy or voting instruction forms

If Beneficial Shareholders wish to revoke their previously given voting instructions, they must contact the broker or other intermediary that they provided their voting instruction forms to and comply with any and all applicable requirements of such broker or intermediary. Any Beneficial Shareholder wishing to revoke their voting instructions should contact their broker or intermediary in sufficient time to ensure that their revocation of voting instructions is received. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

If you have any questions about any of the information in the Supplement or require assistance in completing your form of proxy or voting instruction form, please consult your financial, legal, tax and other professional advisors or the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866- 851-2743 (toll-free in North America) or at 1-416-867-2272 outside of North America, or by email at contactus@kingsdaleadvisors.com.

Number of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at ten (10). The Board recommends that Shareholders vote FOR setting the number of directors at ten (10). The increased Board size will enable to Company to add new directors to enhance the overall skills and experience of the Board, to help facilitate the continued growth of the Company.

Unless otherwise instructed, it is the intention of the management designees to vote FOR setting the number of directors at ten (10).

Election of the Board

At the Meeting, the following ten (10) individuals are proposed to be elected to the Board (the “Management Nominees”):

1.	John Albright;
2.	Michael Beckerman;
3.	Ben Colabrese;
4.	Alan Friedman;
5.	David Goldhill;
6.	Janny Lee;
7.	Adrian Montgomery;
8.	Scott Michael O’Neil;
9.	Angela Marie Ruggiero; and
10.	Richard Sherman.

Unless otherwise instructed, it is the intention of the management designees to vote FOR the election of the Management Nominees. The details of the Management Nominees (including biographies for David Goldhill and Janny Lee) are set out in the Circular.